UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                            Mylan Laboratories, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.50
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                         (Title of Class of Securities)

                                    628530107
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                                 (CUSIP Number)

                                 George Travers
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
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                     (Name, Address, and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 18, 2005
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             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Perry Corp.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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3. SEC USE ONLY


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4. SOURCE OF FUNDS*

       WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                  7.   SOLE VOTING POWER

 NUMBER OF               26,626,300
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8. SHARED VOTING POWER
  OWNED BY
    EACH               NONE
 REPORTING        --------------------------------------------------------------
   PERSON         9. SOLE DISPOSITIVE POWER
    WITH
                       26,626,300
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                       NONE
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       26,626,300
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.89%
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14. TYPE OF REPORTING PERSON*

       IA, CO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!


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

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1. NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Richard C. Perry
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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3. SEC USE ONLY


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4. SOURCE OF FUNDS*

       WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                  7. SOLE VOTING POWER

 NUMBER OF
   SHARES              26,626,300(all shares beneficially owned by Perry Corp.
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8. SHARED VOTING POWER
    EACH
 REPORTING             NONE
   PERSON         --------------------------------------------------------------
    WITH          9. SOLE DISPOSITIVE POWER

                       26,626,300 (all shares beneficially owned by Perry Corp.)
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                  10. SHARED DISPOSITIVE POWER

                       NONE
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       26,626,300
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.89%
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14. TYPE OF REPORTING PERSON*

       IN, HC
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

      This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on behalf of Perry Corp. and Richard C. Perry (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 29, 2004 (the "Schedule 13D"), relating to common shares, $.50 par value ("Common Stock"), of Mylan Laboratories, Inc. (the "Company"). The Common Stock beneficially owned by the Reporting Persons is hereinafter referred to as the "Shares."

      Items 4 and 5 of the Schedule 13D are amended and supplemented as follows:

ITEM 4.  PURPOSE OF TRANSACTION:

            On February 27, 2005, the Company and King Pharmaceuticals, Inc. ("King") announced that the proposed acquisition of King by the Company would not be consummated. In light of this development, the Reporting Persons plan to exit completely their position in the Shares and to terminate the security-based swap agreements in place with respect to the Shares as the Shares are sold until all such shares are sold. The Reporting Persons intend to effect all sale transactions on the open market at the closing price of the Company's stock as reported on the New York Stock Exchange on the date of the transaction. To the extent practicable, shares will be sold daily until the entire position is sold.

            The Reporting Persons reserve the right to purchase or sell the Shares or other shares of Common Stock and to add to or reduce any hedging positions they may have established in respect of the Shares or any other shares of Common Stock. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as otherwise described herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 26,626,300 shares of Common Stock, which constitutes approximately 9.89% of the Issuer's outstanding shares of Common Stock, based upon 269,242,000 shares of Common Stock outstanding as of February 3, 2005. Perry Corp. has sole power to vote and sole power to dispose of the Common Stock. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares. Richard C. Perry disclaims any beneficial ownership interest of the Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such Common Stock that relates to his economic interest in such Common Stock.

            (c) None.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PERRY CORP.


Dated:   March 18, 2005
         New York, New York              By: /s/ Richard C. Perry
                                             -----------------------------------
                                             Name:  Richard C Perry
                                             Title: President


Dated:   March 18, 2005
         New York, New York                  /s/ Richard C. Perry
                                             -----------------------------------
                                             Richard C Perry


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